Name of Policy:	Peoples Bancorp Inc. Insider Trading Policy
Entity Name:	Peoples Bancorp Inc.	Policy Number:	LEG-004
Policy Owner:	General Counsel	Responsible Department:	Legal Department
Reviewer(s):	General Counsel
Approver(s):	G&N Committee; PBI Board of Directors	Final Approval Date:	2/22/2024
Next Approval Date:	February 2025

PEOPLES BANCORP INC.

INSIDER TRADING POLICY

Effective as of February 22, 2024

Purpose

This Insider Trading Policy (this “Policy”) provides guidelines with respect to transactions in the securities of Peoples Bancorp Inc. (the “Company”) and the handling of confidential information about the Company, the Company’s subsidiaries and the companies with which the Company or any of the Company’s subsidiaries does business. The Company’s Board of Directors has adopted this Policy to promote compliance with United States (U.S.) federal and state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

Persons Subject to the Policy

This Policy applies to all officers of the Company and its subsidiaries, all members of the Company’s Board of Directors, all members of the board of directors (or similar governing body) of any of the Company’s subsidiaries and all employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy, as described below.

Transactions Subject to the Policy

This Policy applies to transactions in the Company’s securities (collectively referred to in this Policy as “Company Securities”), including the Company’s common shares, options to purchase common shares, or any other type of securities that the Company may issue, including (but not limited to) preferred shares, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s Securities. Transactions subject to this Policy include purchases, sales and bona fide gifts of Company Securities.

Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and its subsidiaries and to not engage in transactions in Company Securities while aware of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is aware of material nonpublic information rests with that individual, and any action on the part of the Company, the Policy Administrators or any other employee or director of the Company or one of its subsidiaries pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations.”

Administration of the Policy

The Executive Vice President, General Counsel, the Senior Vice President, Associate Counsel, the Executive Vice President, Chief Financial Officer, and the Senior Vice President, Chief Accounting Officer, shall be responsible for administration of this Policy (such persons collectively, the “Policy Administrators”). All approvals, designations, and pre-clearance decisions made by the Policy Administrators under this Policy require the affirmative vote of (a) one of either the Executive Vice President, General Counsel, or the Senior Vice President, Associate Counsel, and (b) one of either the Executive Vice President, Chief Financial Officer, or the Senior Vice President, Chief Accounting Officer. All determinations and interpretations by the Policy Administrators shall be final and not subject to further review. A Policy Administrator may not trade in the Company’s common shares unless two of the other Policy Administrators have approved the trade in accordance with the pre-clearance procedures described in the “Additional Procedures” section of this Policy.

Statement of Policy

It is the policy of the Company that no director, officer or other employee of the Company or any of its subsidiaries (or any other person designated by this Policy or by the Policy Administrators as subject to this Policy) who is aware of material nonpublic information relating to the Company or any of its subsidiaries may, directly, or indirectly through family members or other persons or entities:

1. Engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings “Transactions Under Company Plans,” and “Rule 10b5-1 Plans”;

2. Recommend that others engage in transactions in any Company Securities;

3. Disclose material nonpublic information to persons within the Company or one of its subsidiaries whose jobs do not require them to have that information, or outside of the Company and its subsidiaries to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company and its subsidiaries; or

4. Assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no director, officer or other employee of the Company or any of its subsidiaries (or any other person designated as subject to this Policy) who, in the course of working for the Company or one of its subsidiaries, learns of material nonpublic information about a company with which the Company or one of its subsidiaries does business, including a customer or supplier of the Company or one of its subsidiaries, or about a company which the Company or one of its subsidiaries may be acquiring or considering to acquire, may engage in transactions in that other company’s securities until the information becomes public or is no longer material.

It is also the policy of the Company that neither the Company nor any of the Company’s subsidiaries will engage in transactions in Company Securities while aware of material nonpublic information relating to the Company or any of its subsidiaries.

There are no exceptions to this Policy, except as specifically noted in this Policy. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

Definition of Material Nonpublic Information

Material Information. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the price of the Company’s common shares, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality. Rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

• Projections of future earnings or losses, or other earnings guidance;

• Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;

• A pending or proposed merger, acquisition or tender offer;

• Significant regulatory developments affecting the Company or one of its subsidiaries, including the outcome of regulatory or other governmental inquiries and the results of regulatory examinations;

• A pending or proposed acquisition or disposition of a significant asset or group of assets;

• A pending or proposed joint venture;

• A Company restructuring;

• Significant related party transactions;

• A change in dividend policy, the declaration of a stock split, or an offering of additional securities;

• Bank borrowings or other financing transactions out of the ordinary course;

• The establishment of a repurchase program for Company Securities;

• A change in the Company’s pricing or cost structure;

• Major marketing changes;

• A change in management;

• A change in auditors or notification that the auditor’s reports may no longer be relied upon;

• Development of a significant new product, process or service;

• Pending or threatened significant litigation, or the resolution of such litigation;

• Impending bankruptcy or the existence of severe liquidity problems;

• The gain or loss of a significant customer or supplier;

• A significant cybersecurity incident involving the Company or one of its subsidiaries, such as a data breach or any other significant disruption in the operations of the Company or any of its subsidiaries whether at the offices or through the information technology infrastructure of the Company or any of its subsidiaries; and

• The imposition of a ban on trading in Company Securities or the securities of another company.

When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones “broad tape,” newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the Securities and Exchange Commission (the “SEC”) that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the employees of the Company or one of its subsidiaries, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until the second (2nd) business day after the day on which the information is released in accordance with the following guidelines1:

Announcement Day First Trading Day
Monday Wednesday
Tuesday Thursday
Wednesday Friday
Thursday Monday
Friday Tuesday

If, for example, the Company were to make an announcement on a Monday, you should not trade in Company Securities until Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

Transactions by Family Members and Others

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and, therefore, should make them aware of the need to confer with you before they trade in Company Securities. You should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

Transactions by Entities that You Influence or Control

This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by
1 Assumes no holidays.

these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Transactions Under Company Plans

This Policy does not apply in the case of the following transactions, except as specifically noted:

Stock Option and SAR Exercises. This Policy does not apply to the exercise of an employee stock option or stock appreciation rights (“SARs”) acquired pursuant to the Company’s equity-based compensation plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold common shares subject to an option or a SAR to satisfy tax withholding requirements. This Policy does apply, however, to any sale of common shares as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or a SAR.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold common shares to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

PEBO 401(k) Plan. This Policy does not apply to purchases of Company Securities in the Peoples Bancorp Inc. Retirement Savings Plan (the “PEBO 401(k) Plan”), to the extent the PEBO 401(k) Plan allows for such purchases, resulting from your periodic contribution of money to the PEBO 401(k) Plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the PEBO 401(k) Plan, to the extent these elections are available under the PEBO 401(k) Plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your PEBO 401(k) Plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

Dividend Reinvestment and Stock Purchase Plan. This Policy does not apply to purchases of common shares under the Peoples Bancorp Inc. Dividend Reinvestment and Stock Purchase Plan (the “DRSPP”) resulting from your reinvestment of dividends paid on common shares. This Policy does apply, however, to voluntary purchases of common shares resulting from additional contributions you choose to make to the DRSPP, and to your election to participate in the DRSPP or increase your level of participation in the DRSPP. This Policy also applies to your sale of any common shares purchased pursuant to the DRSPP.

Employee Stock Purchase Plan. This Policy does not apply to the purchase of common shares under the Peoples Bancorp Inc. Employee Stock Purchase Plan (the “Employee Stock Purchase Plan”) resulting from your periodic contribution of money to the Employee Stock Purchase Plan pursuant to your payroll deduction election for an offering period. This Policy does apply, however, to your election to participate in the Employee Stock Purchase Plan for an offering period, or change that election for any subsequent offering period, under the Employee

Stock Purchase Plan. This Policy also applies to your sale of any common shares purchased pursuant to the Employee Stock Purchase Plan.

Special and Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. Therefore, it is the Company’s policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Company’s preferences as described below:

Short-Term Trading. Short-term trading of Company Securities may be distracting to the person and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, any director, officer or other employee of the Company or its subsidiaries who purchases Company Securities in the open market may not sell any Company Securities of the same class during the six months following the purchase (or vice versa). In addition, Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prohibits officers and directors of the Company from engaging in such short-term trading in Company Securities.

Short Sales. Short sales of Company Securities (i.e., the sale of Company Securities that the seller does not own) may evidence an expectation on the part of the seller that Company Securities will decline in value and, therefore, have the potential to signal to the market that the seller lacks confidence in the prospects of the Company and its subsidiaries. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited. Section 16(c) the Exchange Act prohibits officers and directors of the Company from engaging in short sales. (Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions.”)

Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in publicly-traded options may create the appearance that a director, officer or employee is trading based on material nonpublic information and focus a director’s, officer’s or other employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the next paragraph below.)

Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, directors, officers and employees of the Company or of its subsidiaries are prohibited from engaging in any such transactions.

Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan or other financial obligation may be sold in foreclosure if the borrower defaults on the loan or other financial obligation. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, directors, officers and other employees of the Company or of its subsidiaries are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan or other financial obligation. (Pledges of Company Securities arising from certain types of hedging transactions are governed by the paragraph above captioned “Hedging Transactions.”)

Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or other employee is aware of material nonpublic information. The Company therefore strongly discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that such person must use a standing order or limit order, the order should be limited to a short duration and should otherwise comply with the restrictions and procedures outlined below under the heading “Additional Procedures.”

Additional Procedures

The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while aware of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

Pre-Clearance Procedures. All directors and executive officers of the Company and all other persons designated by the Policy Administrators as being subject to these procedures, as well as the Family Members and Controlled Entities of the foregoing persons, shall not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the Policy Administrators. A request for pre-clearance must be submitted to one of the Policy Administrators at least one business day (24 hours) in advance of the proposed transaction. The Policy Administrators are under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then such person must refrain from initiating the transaction in Company Securities, and must not inform any other person of the restriction. Permitted transactions must be consummated within three (3) calendar days after the date of pre-clearance approval. If the transaction is not consummated within such time period, a new pre-clearance request must be submitted and approved before such person may engage in the transaction.

When a request for pre-clearance is made, the requestor must carefully consider whether he or she may be aware of any material nonpublic information about the Company or any of its subsidiaries, and must describe fully those circumstances to the Policy Administrators. The requestor must also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and must be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor must also be prepared to comply with Rule 144 under the Securities Act of 1933 and file Form 144, if necessary, at the time of any sale.

Quarterly Trading Restrictions. All directors and executive officers of the Company and all other persons designated by the Policy Administrators as subject to this restriction, as well as the Family Members and Controlled Entities of all of the foregoing persons, shall not conduct any transactions involving Company Securities (other than as specified by this Policy), during a “Blackout Period” beginning 20 calendar days prior to the end of each fiscal quarter of the Company and ending on the second (2nd) business day following the date of the public release of the Company’s earnings results for that fiscal quarter. In other words, these persons may only conduct transactions in Company Securities during the “Window Period” beginning on the second (2nd) business day following the public release of the Company’s quarterly earnings and ending 20 calendar days prior to the close of the next fiscal quarter. Please note that pre-clearance (as described under “Pre-Clearance Procedures”) is still required during Window Periods.
Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company or one of its subsidiaries and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the Policy Administrators may not engage in transactions in Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Policy Administrators, designated persons should refrain from engaging in transactions in Company Securities even sooner than the typical “Blackout Period” described above. In that situation, the Policy Administrators may notify these persons that they should not engage in transactions in Company Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a “Blackout Period” will not be announced to the Company and its subsidiaries as a whole, and shall not be communicated to any other person. Even if the Policy Administrators have not designated you as a person who cannot trade due to an event-specific trading restriction, you cannot trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction period.

Exceptions. The quarterly trading restrictions and event-specific trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the headings “Transactions Under Company Plans.” Further, the requirement for pre-clearance, the quarterly trading restrictions and event-specific trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 Plans, described under the heading “Rule 10b5-1 Plans.”

Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with this Policy, a Rule 10b5-1 Plan must be approved by the Policy

Administrators and meet the requirements of Rule 10b5-1 and the Company’s “Guidelines for Rule 10b5-1 Plans,” which may be obtained from the Policy Administrators. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information.

The Rule 10b5-1 Plan must include a cooling-off period before trading can commence that, for directors and officers of the Company (as defined in Rule 16a-1(f) under the Exchange Act (“Rule 16a-1(f) Officers”)), ends on the later of (i) 90 days after the adoption of the Rule 10b5-1 Plan or (ii) two business days following the disclosure of the Company’s financial results in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the Rule 10b5-1 Plan). For persons other than directors and Rule 16a-1(f) Officers of the Company, the cooling-off period must be at least 30 days after adoption of the Rule 10b5-1 Plan. Each director and each Rule 16a-1(f) Officer of the Company must include a representation in his or her individual Rule 10b5-1 Plan certifying that: (1) such person is not aware of any material nonpublic information; and (2) such person is adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions in Exchange Act Rule 10b-5. Each person entering into a Rule 10b5-1 Plan must act in good faith with respect to that Rule 10b5-1 Plan.

Once the Rule 10b5‑1 Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The Rule10b5‑1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Any Rule 10b5-1 Plan must be submitted for approval five business days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to a Rule 10b5-1 Plan following approval of the Rule 10b5-1 Plan by the Policy Administrators will be required.

Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company and its subsidiaries. If an individual is aware of material nonpublic information when his or her service terminates, that individual (and Family Members and Controlled Entities of such person subject to this Policy) may not engage in transactions in Company Securities until that information has become public or is no longer material.

Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company’s Securities, is prohibited by the federal and state securities laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as by authorities enforcing the laws of foreign jurisdictions. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other

“controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Executive Vice President, General Counsel, who can be reached by telephone at 740-376-7574 or by e-mail at ryan.kirkham@pebo.com.

Certification

All persons subject to this Policy must certify their understanding of, their compliance with, and their intent to comply with, this Policy.

APPROVAL HISTORY

Name of Approver:	Date Approved:
PBI Board	April 26, 2018
PBI Board	February 28, 2019
PBI Board	February 27, 2020
PBI Board	February 25, 2021
PBI Board	February 24, 2022
PBI Board	February 23, 2023
PBI Board	July 27, 2023
PBI Board	February 22, 2024

CERTIFICATION
I certify that:

1. I have read and understand the Peoples Bancorp Inc. Insider Trading Policy (the “Policy”) effective as of February 22, 2024. I understand that the Policy Administrators are available to answer any questions I have regarding the Policy.

2. Since the effective date of the Policy, or such shorter period of time that I have been an employee or director of Peoples Bancorp Inc., or one of its subsidiaries, I have complied with the Policy.

3. I will continue to comply with the Policy for as long as I am subject to the Policy.

Print name:

Signature:

Date: